Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Self Inspection Inc.
9260 Towne Center Drive 25
San Diego , CA 92121
https://selfinspection.com/

Up to $1,235,000.00 Crowdfunding Simple Agreement for Future Equity
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Self Inspection Inc.
Address: 9260 Towne Center Drive 25 , San Diego , CA 92121
State of Incorporation: DE
Date Incorporated: November 21, 2022

Terms:

Crowdfunding Simple Agreement for Future Equity

Offering Minimum: $10,000.00 of Crowdfunding Simple Agreement for Future Equity
Offering Maximum: $1,235,000.00 of Crowdfunding Simple Agreement for Future Equity
Type of Security Offered: Crowdfunding Simple Agreement for Future Equity
Note converts to Series SAFE Preferred Stock when the company raises $2,500,000.00 in a qualified equity financing.
Maturity Date: Two years from final closing
Valuation Cap: $10,000,000.00
Discount Rate: 20%
Annual Interest Rate: 0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Series SAFE Preferred Stock

Voting Rights:
Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Please see voting rights of securities sold in this offering below.

Material Rights:

<p>For details on the material rights associated with these securities, please see the company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.</p> <p><ins>Dividends.</ins> The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.</p> <p><ins>Liquidation Rights.</ins> In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock.</p> <p><ins>Conversion.</ins> The holders of the Preferred Stock shall have optional conversion rights and are subject to certain mandatory conversion limitations. </p> <p> <ins>Voting Rights of Securities Sold in this Offering</ins></p> <p>Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.</p> <p></p>

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Self Inpection, Inc. ("Self Inspection" or the "Company") is a corporation organized under the laws of the state of Delaware. Self Inspection is a technology-driven company that changes the look of vehicle inspection by bringing AI, algorithms, and a network of mechanics together to provide a seamless customer experience. By utilizing our platform, customers can do a self-inspection of their vehicle on their own terms and in as little as 5 minutes. The Company's business model consists of multiple levels of AI-driven inspection focused on leasing companies, marketplaces, insurance, and rentals. Our services are available nationwide to consumers and businesses that need vehicle inspections.

Self Inspection, Inc. was initially organized as Self Inspection LLC, a Delaware LLC on 9/27/2021 and converted to a Delaware C corporation on 11/21/2022.

Competitors and Industry

<u>Industry</u>

The automotive industry is growing at a rate that has never been seen before. Only the leasing industry is projected to grow from $82.01 billion in 2022 to $131.10 billion in 2029 at a CAGR of 6.9% in the forecast period, 2022-2029. The used car market is projected to increase by 3.91 million units from 2021 to 2025.

https://www.globenewswire.com/en/news-release/2022/04/12/2420602/0/en/Car-Leasing-Market-to-Hit-USD-131-10-Billion-by-2029-Exhibiting-CAGR-of-6-9.html

https://www.prnewswire.com/news-releases/used-car-market-size-in-the-us-to-increase-by-3-91-million-units--high-growth-expected-in-mid-size-segment--technavio-301510065.html

In a few short years marketplaces such as CarGurus, Offerup, Cars.com, and Carvana offered an online, contactless buying experience to customers. We are aiming to do the same by revolutionizing vehicle self-inspection and making it seamless, contactless, fast, and accurate.

Leased Cars: (Credit Union Leasing of America) Credit Union Leasing of America (CULA), the leader in indirect leasing for credit unions, announced today that its portfolio has exceeded 100,000 active leases through its credit union partners, and is worth nearly $3.8 billion, a milestone in the company's 30-year history.

https://www.prweb.com/releases/vehicle_leasing_surges_at_credit_unions_as_cula_marks_leasing_milestone/prweb18319997.htm#:~:text=Credit%20

Used Car Sales: 41mln (2021)

https://www.autonews.com/retail/used-car-sales-set-us-record-2021-cox-automotive-says#:~:text=U.S.%20used%2Dvehicle%20sales%20record%20set%20in%202021&text=Cox%20Automotive%20estimated%20that%20overall,other%

Car Rental: 29 mln (2021)

https://www.rategenius.com/how-covid-19-affected-car-rentals-over-past-year

Car Insurance: 276 mln (2020)

https://www.valuepenguin.com/auto-insurance/car-ownership-statistics

https://www.geico.com/about/corporate/history/#:~:text=Today%20%E2%80%93%20GEICO%20passed%2017%20million,more%20than%2028%20m

Self Inspection is a fairly new product, but it got traction very fast. This year we have added AI to the platform and 360-degree vehicle videos. It enabled our customers to view the car damages and each step of the inspection.

We hit a significant milestone by signing with one of the biggest indirect auto lenders in the United States and processing all their end-of-lease vehicle inspections.

https://www.prweb.com/releases/vehicle_leasing_surges_at_credit_unions_as_cula_marks_leasing_milestone/prweb18319997.htm#:~:text=Credit%20

<u>Competitors</u>

The market leaders such as CarFax and KBB provide historical and generic vehicle data. Their reports do not provide an accurate car value due to the absence of up-to-date vehicle inspection data. Even a small body or mechanical issues with the car can impact the market value significantly. This is where Self Inspection comes in. With our instant body damage report estimation and mechanical data, we can provide accurate market value.

The majority of auto inspections are still performed via legacy auto inspection companies with the use of physical inspectors which makes it costly, time-consuming and inconvenient.

Current Stage and Roadmap

<u>Current Stage</u>

The Company's vehicle inspection services are currently on the market and generating revenue. Self Inspection is a fairly new product, but it got traction very fast. This year we have added AI to the platform and a 360-degree vehicle video feature.

We hit a significant milestone by signing with the biggest indirect auto lender in the United States and now our platform is processing all of their vehicle inspections.

<u>Future Roadmap</u>

Our Mechanical Ai is a breakthrough in vehicle self-inspection as it delivers fast and accurate results. We are planning to enhance it and increase the recognition ability with the data we receive from inspections. We currently have a working product with one live customer (Credit Union Leasing of America). Two well knows customers in rental and automotive used car marketplace verticals are in pilot stages.

The Team

Officers and Directors

Name: Constantine Yaremtso

Constantine Yaremtso's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, President, and CEO
  Dates of Service: July, 2020 - Present
  Responsibilities: Setting the vision for the company and defining the overall strategy from launch to scale. Driving day-to-day operations and providing expert guidance to all departments, including operations, sales and product development. We are using the 2021 Venture Capital Executive Compensation Survey by Morgan Stanley to determine corresponding salaries. Back in 2021, CEO salary with our company stage was $160-$170k. With 12 to 18 months inflation, we target $180k.

- **Position:** Board Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Management of the overall business and affairs of the company

Other business experience in the past three years:

- **Employer:** Kannaway Inc
  Title: Senior Project Manager
  Dates of Service: June, 2019 - November, 2022
  Responsibilities: Responsibilities: Managing delivery of complex products/initiatives for cross functional teams including business stakeholders, IT team, vendors, and consultants through all phases of the software development life cycle. Ensuring project milestones are executed according to budget and schedule. Collaborating with Kannaway's team members and stakeholders to identify project problems and goals, obtain prioritized deliverables, and discuss project impact. Serve as a primary problem solver for any issues, roadblocks, and risks.

Name: Evgeny Shevelev

Evgeny Shevelev 's current primary role is with BumperPlus Auto Body. Evgeny Shevelev currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Vice President
  Dates of Service: June, 2020 - Present
  Responsibilities: Developing and implementing scalable and efficient strategies to ensure consistent results and exponential growth. Aligning resources to achieve key business goals. Building strategic partnerships and relationships to drive growth

- **Position:** Board Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Management of the overall business and affairs of the company

- **Position:** CPO
  Dates of Service: July, 2020 - Present
  Responsibilities: Responsible for the strategic product direction and key roles are being performed efficiently and are aligned with the organization's vision and strategy. We are using the 2021 Venture Capital Executive Compensation Survey by Morgan Stanley to determine corresponding salaries. Back in 2021, CPO salary with our company stage was $160-$170k. With 12 to 18 months inflation, we target $180k.

- **Position:** Founder
  Dates of Service: August, 2019 - Present
  Responsibilities: Managing a company overall operations

- **Position:** CFO
  Dates of Service: November, 2022 - Present
  Responsibilities: Maintains the company's accounting, controls all custody of all funds and securities of the company, and performs other duties commonly incident to such office.

Other business experience in the past three years:

- **Employer:** BumperPlus Auto Body
  Title: Head of Operations
  Dates of Service: August, 2019 - Present
  Responsibilities: Managing all aspects of daily operations, production, front office, and vendor/customer/employee relations. Estimating and managing work orders, maintaining and developing relationships with vendors and partners.

Other business experience in the past three years:

- **Employer:** OnTrac
  Title: Operations Manager
  Dates of Service: August, 2013 - June, 2019

Responsibilities: Monitored employee productivity and optimize procedures to reduce costs.

Name: Vince Gaydarzhiev

Vince Gaydarzhiev's current primary role is with Alcatraz AI. Vince Gaydarzhiev currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: September, 2021 - Present
  Responsibilities: advising company on go to market strategy

Other business experience in the past three years:

- **Employer:** Alcatraz AI
  Title: President
  Dates of Service: March, 2016 - Present
  Responsibilities: Product development and investor relationships

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFEs should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any SAFE purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the vehicular products and services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock

could be more advantageous to those investors. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for online vehicle services. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The underlying Series SAFE Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kostya Yaremtso	4,000,000	Common Stock	40.0%
Evgeny Shevelev	4,000,000	Common Stock	40.0%
Vince Gaydarzhiev	2,000,000	Common Stock	20.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, Series SAFE Preferred Stock, and StartEngine Crowdfunding SAFE (this offering).

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $93,192.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The SAFEs convert at the price of the preferred stock sold in the next qualifying equity financing (any equity financing with proceeds of at least $2.5M, excluding the SAFEs and any other convertible securities).

Material Rights

There are no material rights associated with SAFE.

Series SAFE Preferred Stock

The amount of security authorized is 1,235,000 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Please see voting rights of securities sold in this offering below.

Material Rights

For details on the material rights associated with these securities, please see the company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock.

Conversion. The holders of the Preferred Stock shall have optional conversion rights and are subject to certain mandatory conversion limitations.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

StartEngine Crowdfunding SAFE (this offering)

The security will convert into Series safe preferred stock and the terms of the StartEngine Crowdfunding SAFE (this offering) are outlined below:

Amount outstanding: $0.00
Maturity Date: February 10, 2025
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event and Maturity (see below)

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument, the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value $0.0001 per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean Series SAFE Preferred Stock.

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" shall mean a bonafide transaction or series of transactions pursuant to which the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,500,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any

Safes issued.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Safe" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founders shares.

Date: November 21, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $93,192.00
  Use of proceeds: Initial funding of software development and other general corporate purposes.
  Date: November 17, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Shares issued to board director.
  Date: November 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently in the post-pilot, customer-conversion stage and already making revenue from its initial customers. We are of the opinion the historical cash flows are not indicative of the revenue and cash flows expected for the future because we just started our first customer conversions in Q4 2022. Past cash was primarily generated through the founders' investment into the Company to bootstrap the R&D and get to the post-pilot stage.

Our goal is to become cash flow positive by mid-2024. We have converted our first financial institution as a customer, as well as in the process of signing an agreement with one of the largest vehicle marketplaces in the US, exceeding our previous pro forma financial forecast as sales cycles are proving shorter than anticipated.

Foreseeable major expenses based on projections:

We will use the proceeds to get us enough runway for 24 months. Most of our wage expenses will be deployed approximately evenly into R&D and Sales & Marketing. At $1.2M raised, in 2023 we are planning on $400k on R&D and $400k on S&M, with the majority of non-wage expenses going into conferences - we are planning on attending 5 of the largest industry conferences as we find our GTM strategy to be very effective in those environments. Hiring is dependent on sales traction, as we will always be optimizing for 24 months of runway, no matter what. If we meet our forecast, in 2024, R&D expenses will increase by 50% while S&M more than doubles.

Future operational challenges:

Future operational challenges will include scaling per customer demand from 10s of thousands of inspections to potentially 100s of thousands or more.

Future challenges related to capital resources:

Future challenges related to capital resources will include adding to our pipeline and converting many of the largest marketplaces and financial institutions while growing as fast as we can, may require additional capital in 24 months+.

Future milestones and events:

Future milestones that we foresee will significantly impact the Company financially include getting to $3M+ in annual revenue. This would make our cash flow positive and attractive for future funding rounds at a higher valuation, helping us expedite growth.

We expect our mechanical self inspection product to go live within a month. We are currently in discussions with other national automotive sales platforms and expect to convert to real customers around April.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of capital contributions by the Founders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, less than 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1.5 months. This is based on a current monthly burn rate of $11k for expenses related to research & development, sales and marketing, and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24+ months, but the Company will already be profitable. This is based on a current monthly burn rate of $11k for expenses related to research & development, sales and marketing, and salaries however reaching our maximum funding goal will allow us to pursue additional growth opportunities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional rounds from venture capital firms.

Indebtedness

Related Party Transactions

- **Name of Entity:** Kostya Yaremtso
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed is $46,596.00 with 0% interest.
  Material Terms: Converts into shares of the company's preferred stock at the next equity financing in which the company sells preferred stock in an amount of at least $2.5M (no discount). In the event of a change of control that occurs before the next equity financing, the holder is entitled to receive their purchase amount (no premium).

- **Name of Entity:** Evgeny Shevelev
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed is $46,596.00 with 0% interest.
  Material Terms: Converts into shares of the company's preferred stock at the next equity financing in which the company sells preferred stock in an amount of at least $2.5M (no discount). In the event of a change of control that occurs before the next equity financing, the holder is entitled to receive their purchase amount (no premium).

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: The Company currently has 10M fully-diluted shares outstanding and when multiplied by the price per share of $1, produces a valuation estimate of $10M. The Company has also secured as its customer one of the largest vehicle lending companies in the US with other national companies expected. Similar competitors such as Claim Genius, Tractable, and Ravin have previously raised larger funding amounts with larger company valuations while providing similar services and having comparable business development as with Self Inspection currently.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  32.0%
  The funds will be used for generating new customer leads via auto industry trade shows, email blast with auto leasing and used car journals, online webinars, online pay per click (Google, Linkedin)

- *Employment and R&D*
  48.3%
  The funds will be used to support ongoing development of vehicle self inspection software, Q&A and development of Damage recognition AI. The funds will be used to pay salaries to our web development, sales and support team.
- *Contractors for Inspection Review*
  13.0%
  The funds will be used for contractors that are doing manual / additional levels of inspection review for leasing and insurance verticals.
- *StartEngine Service Fees*
  1.2%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://selfinspection.com/ (https://www.selfinspection.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/selfinspection

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Self Inspection Inc.

[See attached]

SELF INSPECTION LLC

FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 27, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Self Inspection LLC
San Diego, California

We have reviewed the accompanying financial statements of Self Inspection LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (September 27, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 12, 2022
Los Angeles, California

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
Intangible Assets		89,566
Total assets	**$**	**89,566**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Promissory Notes	$	98,092
Total current liabilities		**98,092**
Total liabilities		**98,092**
MEMBERS' EQUITY		
Members' Equity		(8,526)
Total Members' Equity		**(8,526)**
Total Liabilities and Members' Equity	**$**	**89,566**

See accompanying notes to financial statements.

Inception (September 27, 2021)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		8,526
Total operating expenses		8,526
Operating income/(loss)		(8,526)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(8,526)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(8,526)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (September 27, 2021)	**$**	**-**
Net income/(loss)		(8,526)
Balance—December 31, 2021	**$**	**(8,526)**

See accompanying notes to financial statements.

SELF INSPECTION LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (September 27, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(8,526)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangible assets		8,142
Net cash provided/(used) by operating activities		**(384)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Purchases of Intangible Assets		(97,708)
Net cash provided/(used) in investing activities		**(97,708)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		98,092
Net cash provided/(used) by financing activities		**98,092**
Change in cash		(0)
Cash—beginning of year		-
Cash—end of year	**$**	**(0)**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Self Inspection LLC was formed on September 27, 2021, in the state of Delaware. The financial statements of Self Inspection LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Self Inspection LLC is a technology driven company that changes the look of vehicle inspection by bringing AI, algorithms and network of mechanics together to provide seamless customer experience. By utilizing our platform customers can do a self inspection at their own terms, and in as little as 5 min. This changes how leasing and buying a car works now, which can be a lengthy process. Our product is very enticing to small and big companies and we already work with leaders in the auto market using our inspection solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its Web development costs which will be amortized over the expected period to be benefitted, which may be as long as three years.

Income Taxes

Self Inspection LLC is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from on-demand auto inspection software, which is charged per self-inspection auto service.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 12, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2021
Web Development Costs	$	97,708
Intangible assets, at cost		**97,708**
Accumulated amortization		(8,142)
Intangible assets, Net	**$**	**89,566**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the period from inception to December 31, 2021, were in the amount of $8,142.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	32,569
2023		32,569
2024		24,427
2025		
Thereafter		
Total	**$**	**89,566**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Kostya Yaremtso	50.0%
Eugene Shevelev	50.0%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During 2021, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Evgeny Shevelev	$ 25,000	0.00%	9/27/2021	3/1/2022	$ -	-	$ 25,000	$ -	$ 25,000
Promissory Note - Evgeny Shevelev	$ 24,046	0.00%	9/28/2021	3/1/2022			$ 24,046	$ -	$ 24,046
Promissory Note - Kostya Yaremtso	$ 25,000	0.00%	9/27/2021	3/1/2022			$ 25,000	$ -	$ 25,000
Promissory Note - Kostya Yaremtso	$ 24,046	14.00%	9/28/2021	3/1/2022			$ 24,046	$ -	$ 24,046
Total					$ -	$ -	$ 98,092	$ -	$ 98,092

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	98,092
2023		-
2024		-
Thereafter		-
Total	**$**	**98,092**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(115)
Valuation Allowance		115
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(115)
Valuation Allowance		115
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $384, and the Company had state net operating loss ("NOL") carryforwards of approximately $384. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In September of 2021, the Company entered into two promissory notes with one of its founders and CEO, Kostya Yaremtso, in the aggregate amount of $49,046. The notes bear no interest rate and mature on March 1, 2022. As of December 31, 2021, the outstanding balance of the loan is $49,046.

In September of 2021, the Company entered into two promissory notes with one of its founders and member, Evgeny Shevelev, in the aggregate amount of $49,046. The notes bear no interest rate and mature on March 1, 2022. As of December 31, 2021, the outstanding balance of the loan is $49,046.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 12, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Self Inspection is not live or open to the public at this moment.

INVEST IN SELF INSPECTION TODAY!

The Future of Vehicle Inspection

Self Inspection is a technology-driven company that's changing how vehicle inspection is done by bringing AI, computer vision algorithms, and a network of inspectors together to ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SELF INSPECTION
The Future Of Vehicle Inspection
PASSENGER SEAT

$0.00 Raised

REASONS TO INVEST

- Our visual and mechanical AI technology helps analyze complex vehicle body damage and under-the-hood issues while saving time and money for companies and end-users. This means vehicle self-inspection can take as little as 5 minutes and can be performed by anyone with a smartphone.
- The leasing industry is projected to grow from $82.01 billion in 2022 to $131.10 billion by 2029 at a CAGR of 6.9%. Additionally, the used car market is projected to increase by 3.91 million units from 2021 to 2025.*
- Our co-founders have combined decades of automotive and tech development expertise. With our product already deployed in large companies with outstanding feedback, we believe we are set to disrupt this industry.

*Information from Fortune Business Insights and PR News Wire (Source | Source)

Invest Now
20% Discount Rate

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION CAP**
$250.00	$10M

OVERVIEW

Revolutionizing the Vehicle Inspection Experience With the Power of AI


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DRIVER REAR CORNER
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Buying and leasing a car shouldn't be so stressful – neither should selling or returning a lease. After a rental, no one wants to be surprised with a bill. Since vehicle inspection is so outdated, it is a significant pain point every time a vehicle changes hands.

We're here to bring vehicle inspection to the 21st century – making it seamless, contactless, fast, and accurate for a fraction of the current cost while creating a scalable platform with significant growth potential. Our digital vehicle self-inspection integration helps companies – from credit unions to dealers, to rental companies – streamline the vehicle inspection process, saving them time and money, and creating a great experience for their customers – win/win.


01:40

Did we mention our average inspection time happens in under five minutes? Anyone can self-inspect their vehicle using any smartphone – and we handle the rest. Repair estimates, damage assessments, digital certificates, report availability, and more. All same day.

Companies Will Benefit From

- Reduced inspection costs by more than 50%
- Decreased inspection lead time from 7 days to 1
- Seamless experience for their customers by simply receiving an SMS, no app needed
- Same day damage assessments, repair estimates and report availability
- Integrations within their existing platforms for their native branding
- Big data analytics for their vehicle fleets

Individuals Will Benefit From

- The ability to complete vehicle inspections on their own time, no physical contact needed
- Digital detailed inspection certifications ready to display in their vehicle marketplace of choice
- No duplicate inspections if multiple potential buyers
- No confusion around vehicle turn-in process
- Overall the quickest, easiest and inexpensive way to create trust between buyers/sellers
- Minimized anxiety due to potential excess wear and tear charges

THE PROBLEM & OUR SOLUTION

Automotive Inspections Are Outdated

Vehicle inspections are stuck in the past. Many companies and individuals still use physical inspectors – an approach we believe is costly and time consuming.

The Challenges of Vehicle Inspection

Contact
Most prefer contactless experience without sacrificing on timing and trustworthiness

Time
To schedule an inspection customers have to allocate time to physically meet with an inspector

Cost
Inspection requires an inspector to drive to the customer and perform an inspection, adding time and cost

Our advanced technology helps analyze complex body damage while saving time and money to make this service affordable for any company. Vehicle self-inspection takes only 5 minutes and can be performed by anyone with a smartphone, using simple guided instructions.


culaselfinspection.com
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CENTRAL CONSOLE
Timeline
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A 360 video walk-around is an essential part of our inspection that provides a complete overview of the car. Once a 360 video is captured, our AI scanning analyzes car images for any damage to the body and at the completion of the analysis, generates a detailed body damage report with an estimation value and car condition outline.


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Seamless AI-Enabled Vehicle Inspection

- App-based self-inspection using AI
- Contactless
- Convenient
- Quick & inexpensive
- Body damage inspection
- Cloud based digital reports
- Data platform that integrates with third parties

When it comes to our business model, we are offering four products:


Instant - $7*
360 Video walk-around
Digital + pdf report
Branded app
Branded condition report SMS/Email notifications
Advanced - $30*
All instant features
Damage estimations
Analytics
Pro - $35*
All advanced features
Mechanical AI
Computer Diagnostic
Smog readiness
Engine & Transmission Condition
On-Demand - $199
All advanced features
On-demand mechanic
Pro evaluation & estimation (mechanical + electrical)
Market value
*Per Inspection


01:18

THE MARKET & OUR TRACTION

The Automotive Industry is Growing at a Rate That Has Never Been Seen Before

The leasing industry is projected to grow from $82 billion in 2022 to $131 billion in 2029 at a CAGR of 6.9% (Source). Plus, the used car market is expected to increase by 3.9 million units from 2021 to 2025 (Source).

We think this growth gives us a next-gen tech advantage with incredible scale potential. We believe, we are the only company on the market that is able to do a mechanical inspection of any vehicle in any region of the U.S. in 24 hours, as well as our groundbreaking 5 min body self-inspection using computer vision and AI just by receiving an SMS.


Our SAM Is Massive
$10B SAM
361 million cars
$30B TAM
1 billion cars
$240M
Leased Cars
8M Cars
$371M
Transportation
53M Cars
$308M
Car Rentals
44M Cars
$7B
Auto Insurance
215M Cars
$2B
Used Cars
41M Cars

Source | Source | Source | Source | Source

Self Inspection is a fairly new product, but gained traction very fast. This year, we have added AI to the platform and 360 walk-around video with immediate reports. We also converted and signed with the biggest indirect auto lender in the U.S.; now our platform is processing over 70% of their vehicle inspections. We are under NDAs with many other pilot or pre-pilot enterprise customers that are household names, each having hundreds of thousands of inspections as an annual opportunity even in their first year of ramping up.

WHY INVEST

We Believe Self Inspection Has a Big Future Ahead

We Are Redefining The Vehicle Inspection Experience

Now anyone with a smartphone can complete a guided **vehicle inspection in 5 minutes or less**


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	Traditional	Self Inspection
Lead Time	5-7 days	24 hours
Cost	starts at $80	starts at $7
Damage Estimation	5-7 days	24 hours

Self Inspection has a patent pending on our signature SMS-based process to start our computer vision-based app for computer vision-based body inspection. We believe our mechanical AI is a breakthrough in vehicle self-inspection delivering quick, accurate, and inexpensive results with deployment potential in most verticals in the automotive industry, every time a vehicle changes hands.

We already have tens of thousands of inspections completed, and as this number reaches new heights, Self Inspection will use big data analytics to create additional value for our enterprise customers and their vehicle fleets, delivering deeper knowledge about their assets than what has been possible so far.

ABOUT

HEADQUARTERS	VALUATION
9260 Towne Center Drive 25 **San Diego , CA 92121**	**$10M**

Self Inspection is a technology-driven company that's changing how vehicle inspection is done by bringing AI, computer vision algorithms, and a network of inspectors together to provide a seamless, quick and inexpensive customer experience for both end-users and enterprise. We believe this alters how transporting, leasing, and buying a car works now, which can be a lengthy and expensive process every time a vehicle changes hands. We have early revenue through our first converted enterprise customer, Credit Union Leasing of America, while we are in the final stages of many other pilots currently in flight, some with the largest vehicle platforms you have heard of.

TEAM



Kostya Yaremtso (Constantine)
Founder, President, CEO, and Board Member

Constantine possesses over 15 years of experience in managing and developing enterprise-level software. Previously worked for ThermoFisher, Affymetrix, and Kannaway as a Lead Engineer and Project Manager. Disciplined, energetic, and forward-thinking with a pragmatic approach for rapid, full-cycle software development using emerging and proven technologies to empower innovation.



Evgeny Shevelev (Eugene)
Founder, Vice President, CFO, CPO, and Board Member

A passionate entrepreneur with 18 years of experience in the automotive industry, owns a body shop in San Diego, CA. Entrepreneurial retail-focused business executive with broad experience in strategy, new business development, and technology. Eugene's entrepreneurial spirit and determination drive the company forward.

Eugene currently works full-time for BumperPlus Auto Body as Head of Operations and devotes approximately 20 hours a week working for Self Inspection.



Ventseslav Gaydarzhiev (Vince)
Board Member

Vince is the President and Founder of Alcatraz AI, with $45M+ in venture funding already raised. Alcatraz is an autonomous access control platform, replacing badging and biometric technologies in the enterprise. Previously he worked at NVIDIA on the embedded multimedia systems that power Tesla Model S, BMW, and Audi. Later on, he joined Apple to lead the hardware prototype engineering team for iPad and iPhone, where FaceID was in development. Vince is currently serving on the Board of Self Inspection, advising on go-to-market strategy.

TERMS

Self Inspection

Overview

INTEREST RATE
0%

VALUATION CAP
$10M

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.00

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Series SAFE Preferred Stock

CONVERSION TRIGGER
$2,500,000.00

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**Self Inspection Inc.**
Corporate Address	:	**9260 Towne Center Drive 25 , San Diego , CA 92121**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$250.00**

Terms

Offering Type	:	**Crowdfunding Simple Agreement for Future Equity**
Type of Equity Converted Into	:	**Series SAFE Preferred Stock**
Conversion Trigger	:	**$2,500,000.00**
Maturity Date	:	**Two years from final closing**
Valuation Cap	:	**$10,000,000.00**
Discount Rate	:	**20%**

Annual Interest Rate : 0%

What is Simple Agreement for Future Equity?

A Simple Agreement for Future Equity offers you the right to receive Series SAFE Preferred Stock in Self Inspection Inc.. The amount of Series SAFE Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $10,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series SAFE Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis)..

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

FIRST VIDEO:

Everyone relies on vehicles to get around these days. That's why there are so many businesses centered around them, including:

☒ Buying & selling vehicles

☒ Transportation

☒ Leasing

☒ Auto insurance

☒ Car rental

All these businesses have the same issues with automotive inspections:

The inspection cost is too high

It takes a long time to receive the report

There are a lot of communication efforts between the inspector and customer prior to inspection

We are solving all these issues all at once and revolutionizing the automotive inspection experience.

Our new advanced technology helps analyze complex body damage while saving time and cost to make this service affordable for any company.

Vehicle self-inspection takes only 5 minutes and can be performed by anyone with a smartphone, using the simple, guided instructions.

360 video walk around is an essential part of our inspection that provides a full overview of the car. Once a 360 video is captured, our AI scanning analyzes car images for any damage to the body and at the completion of analysis generates a detailed body damage report with estimation and car condition.

We are the only company on the market that provides mechanical self inspection within 1 day.

Our device will be delivered overnight to any part of the US to get the complete computer diagnostic and mechanical report of any vehicle within hours.

Easier, faster, better. Hello self-inspection!

To book a 15-minute demo please visit our website at www.selfinspection.com.

SECOND VIDEO:

Shopping for cars online is very convenient but buying a used car online comes with a great risk of not knowing if the vehicle has any issues.

Self-inspection helps buyers to understand a true condition of a car and get a piece of mind. We bring vehicle inspection to a whole new level.

Let us do the magic and you will get: 360 view of the car; Damage estimation; Computer diagnostic and Mechanical report.

Now feel free to go back to watching Netflix or whatever other important business you must tend to; but if you are curious, we can show you our process behind the magic.

Once you submit the request, we send the notification to the seller, and he can perform inspection right away using our guided process that collects all the data we need.

Our AI technology will detect all the damages and provide detailed reports with estimation.

At the same time, our device is already on the way. The seller receives it the next morning and plugs it into the car and performs a car diagnostic.

Once the device is connected, we can get the data from the computer, engine, transmission, fuel, and emission systems.

Easier, faster, better. Hello self-inspection!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:58 PM 01/31/2023
FILED 06:58 PM 01/31/2023
SR 20230325246 - File Number 6264490

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SELF INSPECTION, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Self Inspection, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Self Inspection, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 21, 2022 under the name Self Inspection, Inc.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Self Inspection, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street – Corporation Trust Center, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 1,235,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1,235,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series SAFE Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series SAFE Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean the price at which those certain Crowdfunding Simple Agreements for Future Equity ("**Crowdfunding SAFEs**") issued by the Corporation beginning in February 2023 convert into shares of Crowdfunding Stock (as defined in the Crowdfunding SAFEs) pursuant to the terms of the Crowdfunding SAFEs, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series SAFE Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the date on which the first share of Preferred Stock was issued (the "**Original Issue Date**") effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.9 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. Redeemed or Otherwise Acquired Shares. Unless otherwise consented to by the Board of Directors, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders, and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Solely for purposes of this Article Ninth, "officer" shall have the meaning provided in Section 102(b)(7) of the General Corporation Law as amended from time to time.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on January 31, 2023.

By: /s/ Kostya Yaremtso

Kostya Yaremtso, Chief Executive Officer